Exhibit 99.1

Cheche Group Launches “Cheche Score,” a Proprietary AI-Powered Dynamic Pricing Model

BEIJING, China – June 24, 2026 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced the launch of “Cheche Score,” a proprietary AI-powered dynamic pricing solution for new energy vehicle (“NEV”) insurance. Built on the Company’s AI models and multi-dimensional risk management framework, Cheche Score establishes a data-driven, differentiated pricing model purpose-built for the era of intelligent driving and represents a significant step forward in Cheche’s strategy to redefine risk management across China’s fast-growing NEV insurance market.

Cheche Score integrates NEV driving characteristics, real-time driving behavior data, and more than 200 dynamic risk-control indicators to power a five-tier risk segmentation system from A (lowest risk) to E (highest risk). The model generates individualized risk ratings based on vehicle type, driving scenarios, and intelligent driving usage patterns, enabling per-vehicle dynamic pricing that replaces the industry’s traditional broad-brush actuarial approach. Lower-risk NEV owners receive more competitive premiums rather than cross-subsidizing higher-risk pools, delivering both pricing accuracy and commercial fairness.

Cheche Score is fully commercialized and functioning across multiple cities in China. Cheche has entered into dedicated AI-powered renewal cooperation agreements with several of China’s largest insurance carriers, jointly building a digital operating ecosystem that connects intelligent pricing, precision renewal, and closed-loop customer service. Since its deployment, the platform has delivered sustained improvements in policy renewal conversion rates, lowered per-policy underwriting costs, and reduced the end-to-end application process to mere seconds. These capabilities help overcome longstanding industry challenges, including imprecise pricing, risk misclassification, and operational inefficiencies, while supporting scalable, data-driven underwriting.

Cheche Score responds to a clear and growing market need for dynamic, data-driven pricing in NEV insurance,” said Lei Zhang, Founder, CEO and Chairman of Cheche Group. “By integrating multi-dimensional connected vehicle data with real driving behavior, we are returning the pricing decision to the model for the first time — an approach we believe will define the next generation of intelligent risk management.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management, and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

Crocker.coulson@aumadvisors.com

(646) 652-7185